EXHIBIT 99.1
FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 1-800-252-3526 David Marshall Ph: + 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: + 44-751-559-7858

Elan Announces Enrollment of First Patient in Phase 2 Study
of ELND005 (Scyllo-inositol) for the Treatment of Agitation/Aggression in Patients with Alzheimer’s Disease

•	Approximately 90% of AD patients develop neuropsychiatric symptoms
•	Approximately 60% of AD patients develop agitation/aggression

DUBLIN, Ireland - November 27, 2012 - Elan Corporation, plc (NYSE: ELN) today announced that it has enrolled the first patient in a Phase 2 clinical trial of ELND005 (Study AG201) for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (AD).

“Agitation/Aggression are common and distressing neuropsychiatric symptoms (NPS) of AD.  These symptoms are a leading cause of patients being placed in nursing homes,” said Dr. Bruno Vellas, MD PhD, Chairman of Internal and Geriatric Medicine at University Hospital Toulouse, France and Principal Investigator of the European Alzheimer’s Disease Consortium.  “Approximately 90% of AD patients develop NPS, and up to 60% develop agitation/aggression over the course of their disease.  With no approved therapies for agitation/aggression in most countries, including the US, it is a major treatment problem in AD.  This trial is an important step in providing a potential therapy to help manage these symptoms.”

“We believe ELND005 has opportunities in symptomatic neuropsychiatric indications based on its potential beneficial effects coupled with a good understanding of its safety profile from earlier clinical trials in AD.” said Dr. Menghis Bairu, Chief Medical Officer and Head of Development at Elan. “Symptomatic treatments are important in AD patient care, especially at the advanced stages of disease.  As patients advance in their AD, there is an increase in both the prevalence and severity of agitation/aggression.”

Dr. Bairu added “From a development perspective, given the significant unmet need in this patient group, we believe that potential beneficial effects on agitation/aggression will provide a meaningful advance in patient management.”

About The Study
The objectives of Study AG201 are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression.  The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and other selected regions.  In the Phase 2 AD Study (AD201), ELND005 appeared to decrease the emergence and severity of specific NPS, an effect which seemed to correlate with drug exposure for some symptoms. ELND005 also led to a sustained reduction of brain Myo-inositol levels that are thought to play a role in phospho-inositol signaling pathways and synaptic activity.  More information on Study ELND005-AG201 will be available at http://www.clinicaltrials.gov/.

About Neuropsychiatric Symptoms and Alzheimer’s Disease
It is currently estimated that approximately 5.4 million Americans and approximately 7.2 million Europeans have AD and these numbers are expected to rise to 16 million by 2050.  AD is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgements, communicate and carry out daily activities.  Approximately 90% of AD patients develop NPS, and up to 60% develop agitation/aggression over the course of their disease.  Agitation/aggression are among the most disruptive NPS in AD and are associated with increased morbidity and caregiver burden.

About ELND005
ELND005 is an orally bioavailable small molecule that is being investigated by Elan for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the recently published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a maintenance treatment of Bipolar Disease in an ongoing study (Study ELND005-BPD201).  The ELND005 asset will remain with Elan following the demerger of the Prothena Business, which is expected to complete by the end of 2012.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.

Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005). These statements are based on Elan's current beliefs and expectations. ELND005 may not be successfully developed or commercialized. Factors which could cause actual results to differ materially from Elan's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, Elan fails to receive regulatory approval to undertake additional clinical trials, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in  later clinical trials, the patent with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, or Elan encounters other delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

###

SOURCE: Elan Corporation, plc.